                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


         Rational Software Corporation (formerly, Verdix Corporation)
          2800 San Tomas Expressway, Santa Clara, California  95051
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   923395107
            -------------------------------------------------------
                                (CUSIP Number)

          Frank H. Menaker, Jr., Vice President and General Counsel,
Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland  20817
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 15, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------                        -------------------------------
CUSIP No. 923395107                                Page 2 of 6 Pages
-------------------------                        -------------------------------
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 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

           Lockheed Martin Corporation
           as successor in interest to Lockheed Corporation and Martin Marietta Corporation.*
           I.R.S. Employer Identification No. 52-1893632

           *Martin Marietta Corporation previously filed Schedule 13D and amendments thereto with respect to its interest in the Issuer's shares.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                             (b) [_]
           NOT APPLICABLE
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS

           NOT APPLICABLE
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [_]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
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                       7  SOLE VOTING POWER

     NUMBER OF              696,000*
      SHARES
   BENEFICIALLY             *This reflects the number of shares now owned by
     OWNED BY               Lockheed Martin. At the time of the combination
       EACH                 of the businesses of Lockheed Corporation and Martin
     REPORTING              Marietta Corporation, Lockheed Martin became the
      PERSON                beneficial owner of an aggregate of 1,426,281 shares
       WITH                 of Common Stock representing 11.5% of the then
                            outstanding shares of the Issuer.
                   -------------------------------------------------------------
                       8  SHARED VOTING POWER

                   -------------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER

                            696,000*

                            *This reflects the number of shares now owned by Lockheed Martin. At the time of the combination of the businesses of Lockheed Corporation and Martin Marietta Corporation, Lockheed Martin became the beneficial owner of an aggregate of 1,426,281 shares of Common Stock representing 11.5% of the then outstanding shares of the Issuer.
                   ------------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

           696,000*

           *This reflects the number of shares now owned by Lockheed Martin. At the time of the combination of the businesses of Lockheed Corporation and Martin Marietta Corporation, Lockheed Martin became the beneficial owner of an aggregate of 1,426,281 shares of Common Stock representing 11.5% of the then outstanding shares of the Issuer.
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
       EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.4%*

           *This reflects the percentage of shares now owned by Lockheed Martin. At the time of the combination of the businesses of Lockheed Corporation with Martin Marietta Corporation, Lockheed Martin became the beneficial owner of 11.5% of the then outstanding stock of the Issuer. Subsequent to that date Lockheed Martin disposed of 730,281 shares in a public offering. See Item 4 hereof and Amendment No. 1 to this Schedule 13D filed contemporaneously with this filing.

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

           CO
------------------------------------------------------------------------------

                                  Schedule 13D
                                  ------------





Item 1.  Security and Issuer.
         -------------------


     Common Stock, $.01 par value ("Common Stock")
     Rational Software Corporation (formerly Verdix Corporation)
     2800 San Tomas Expressway
     Santa Clara, California  95051.

Item 2.   Identity and Background.
          -----------------------

     Lockheed Martin Corporation as successor in interest to
     Lockheed Corporation and Martin Marietta Corporation.
     6801 Rockledge Drive
     Bethesda, Maryland  20817

     Incorporated in Maryland.

     Lockheed Martin Corporation is a diversified enterprise principally engaged in the conception, design, manufacturer and integration of advanced technology products and services for the United States government and private industry. Lockheed Martin Corporation also manages significant facilities for the Department of Energy and produces construction aggregates and specialty chemical products.


     Lockheed Martin Corporation has not, during the last five years, been convicted in a criminal proceeding. On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin Corporation entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts.

     Lockheed Martin Corporation has not, during the last five years, been subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.
          -------------------------------------------------

     Not Applicable.

Item 4.   Purpose of Transaction.
          ----------------------

     In connection with the combination of the businesses of Lockheed Corporation with the businesses of Martin Marietta Corporation on March 15, 1995, Lockheed Martin became the beneficial owner of an aggregate of 1,426,281 shares of Common

   Stock representing 11.5% of the then outstanding shares. Of these shares, a portion was beneficially owned by Martin Marietta Corporation which had filed a
Schedule 13D, and amendments thereto with respect to such shares. The rest of the shares were beneficially owned by Lockheed Corporation. Subsequent to that date, Lockheed Martin disposed of 730,281 shares in a registered public offering. Accordingly the total number of shares of Common Stock currently owned by Lockheed Martin is 696,000 representing 4.4% of the issued and outstanding shares.

     Lockheed Martin presently has no plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     The 696,000 shares of Common Stock (4.4% of the class) beneficially owned by Lockheed Martin Corporation are held of record by Martin Marietta Investments Inc., a wholly-owned subsidiary of Lockheed Martin Corporation.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Not Applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    LOCKHEED MARTIN CORPORATION



                                    By: /s/ Stephen M. Piper
                                       ---------------------------
                                       Stephen M. Piper
                                       Assistant General Counsel
                                       and Assistant Secretary

                                       Dated:  February 14, 1996



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